N E W S R E L E A S E

February 27, 2014

Nevsun Announces 2013 Financial Results Release Date

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) plans to release its 2013 financial results on Wednesday, March 12, 2014, after close of trading, with a conference call to follow on Thursday, March 13, 2014, at 8AM Vancouver / 11AM Toronto, New York / 3PM London.

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0203 376 0238 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until March 20, 2014, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 135353.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea. Nevsun’s 60%-owned Bisha Mine commenced commercial gold production in February 2011 and then transitioned to and commenced commercial copper production in December 2013. Bisha ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com